

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
William J. DeLaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

> **Re: Sysco Corporation**
> **Registration Statement on Form S-4**
> **Filed June 6, 2014**
> **File No. 333-196585**

Dear Mr. DeLaney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 36

Background of the Merger, page 36

1. Please revise to more clearly identify the parties in attendance at each meeting. For example, where you state that "representatives" of USF, KKR and CDR, or Sysco, or "management" performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

2. We note that on October 12, 2012 discussions between Sysco and USF were terminated. Please discuss in greater detail the reasons for the termination of discussions between the parties in October 2012 and the reasons that representatives of KKR and CDR subsequently contacted Sysco representatives to re-initiate discussions regarding a possible transaction.

3. Please disclose the proposed purchase price to which you refer in the third full paragraph on page 37. Please also disclose in more detail the purchase price adjustment to which you refer in the eighth full paragraph on page 37.

4. Please provide greater detail about the "other matters" discussed during the December 2, 2013 meeting.

USF's Reasons for the Merger; Recommendation of the USF Board, page 39

5. We note that neither party obtained a fairness opinion in connection with this transaction. Please tell us what consideration the USF board gave to this decision in approving the transaction, and any consideration that was given to including the board's decision not to obtain a fairness opinion in the list of potentially negative factors beginning on page 40.

The Merger Agreement, page 52

6. We note your disclosure that the "representations and warranties have been made solely for the benefit of the other parties to the merger agreement and not for the purpose of providing information to be relied upon by any other person." Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute disclosure under the federal securities laws.

7. We note your disclosure that "[i]nformation concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information or may not be fully reflected in public disclosures by Sysco and USF." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the consent solicitation statement/prospectus not misleading. Please confirm that you have updated, or plan to update, your disclosure to include all material information to the extent required.

Documents Incorporated by Reference, page 117

8. To the extent you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, available on our website, www.sec.gov. Please also incorporate by reference the Form 8-K filed on June 16, 2014.

Signatures

9. Please conform the language in the introductory paragraph to that of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Lisa Kohl, Senior Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Benjamin M. Roth
        Marni J. Lerner